UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Commission file number 001-14540

Deutsche Telekom AG
(Translation of Registrant’s Name into English)
Friedrich-Ebert-Allee 140,
53113 Bonn,
Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No  ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Press release

Bonn, May 7, 2009

Deutsche Telekom on growth course with OTE
____________________________________________________________

Deutsche Telekom continued to grow internationally as a result of the first-time consolidation of the Greek OTE group. Following the first-time inclusion of OTE, its subsidiaries and majority shareholdings in Southeastern Europe, the number of fixed-network customers at the end of the first quarter of 2009 increased by 7.5 million in total, of which broadband customers accounted for around 1.7 million. The Broadband/Fixed Network business area recorded around 40 million fixed-network and almost 17 million broadband lines at the end of March. The number of mobile customers grew by around 20 million following the inclusion of the OTE subsidiaries, bringing the total customer base, including net additions in the existing mobile companies, to just under 150 million at the end of March.

Deutsche Telekom expects OTE to boost the Group's adjusted EBITDA by around EUR 2.0 billion in total over the eleven months of the 2009 financial year since its consolidation. As a result, the Group's guidance needs to be increased by a similar amount, having originally been reduced on April 21 by 2 to 4 percent compared with the prior-year figure of EUR 19.5 billion. Deutsche Telekom expects OTE to contribute around EUR 0.6 billion to free cash flow, bringing the Group total to around EUR 7 billion.

In the first three months of 2009, Deutsche Telekom generated revenue of EUR 15.9 billion, 6.2 percent more than in the first quarter of 2008. Deutsche Telekom has thus strengthened its position as the European company with the best top-line performance in the industry. Adjusted EBITDA increased by 2.7 percent to EUR 4.8 billion. Without the inclusion of OTE, revenue in the first quarter was stable at EUR 15.0 billion and adjusted EBITDA declined 4.8 percent to EUR 4.5 billion. Fixed-network business in Germany and abroad, mobile business in Germany and across most of Europe, and T-Systems, have thus all developed in line with or slightly above expectations. In contrast, the mobile communications companies in the United States, the United Kingdom, and Poland all reported decreases, attributable in part to the economic downturn, a more intense competitive environment and, concerning the European companies, to significant changes in exchange rates. Year-on-year the Polish zloty lost around 26 percent on the euro and the pound sterling around 20 percent. "The figures we are presenting today show a mixed picture: Despite the difficult environment in some markets, we are in a relatively stable position," explained Chairman of the Board of Management, René Obermann.

The Group reported adjusted profit in the first quarter of EUR 0.7 billion, a 12.7-percent decline on last year's figure of EUR 0.8 billion, reflecting a slight downward trend in operational terms. Despite the acquisition of OTE, the loss from financial activities remains stable at EUR minus 0.7 billion. Overall, OTE has already made a positive contribution to the Group’s net profit and free cash flow.

The unadjusted net loss was EUR 1.1 billion, compared with a net profit of EUR 0.9 billion in the previous year. The difference is mainly due to the impairment of goodwill at T-Mobile UK amounting to EUR 1.8 billion. This impairment, which has no effect on cash flows, echoes the strong economic slowdown and more intense competition in the United Kingdom and was announced in the press release dated April 21. The free cash flow of EUR 0.3 billion can hardly be compared with the prior-year figure of EUR 1.6 billion, due to the considerably higher capital expenditure and cash outflows for staff-related measures in the first quarter of 2009.

The Save for Service program also contributed to safeguarding earnings in the first three months of 2009. By the end of the first quarter of 2009, gross savings since the program was launched in 2006 totaled EUR 4.4 billion, up from EUR 4.1 billion at the end of 2008.

Developments in the operating segments at a glance

Mobile Communications
The mobile communications companies in Europe and the United States served over 148 million customers at March 31. This represents a year-
on-year increase of 20.6 percent. Revenue increased by 9.0 percent to EUR 9.2 billion. The companies of OTE subsidiary COSMOTE contributed revenue of EUR 0.5 billion. By the end of the quarter, COSMOTE's subsi-diaries had 19.9 million mobile customers, including 5.6 million contract customers.

T-Mobile Deutschland's revenue remained largely stable in the fiercely competitive domestic market, down just 0.5 percent to EUR 1.9 billion. Adjusted EBITDA was EUR 0.7 billion and also declined only slightly by 1.0 percent. The decreases were higher in the same period last year, with revenue down by 3.4 percent and EBITDA 1.1 percent.

T-Mobile USA reported revenue growth of 19.5 percent to EUR 4.1 billion and an increase in adjusted EBITDA of 9.8 percent to EUR 1.1 billion. Measured in U.S. dollars, the growth in revenue was significantly lower, at 4.1 percent, while EBITDA decreased by 4.4 percent. The impact of the marked downturn in the economic environment was felt as much in the United States as in the United Kingdom and Poland, where negative exchange rate effects further intensified the declining trend in revenue and earnings.

Data business continued to develop positively. In Europe, non-voice revenue increased by more than 40 percent year-on-year to EUR 432 million in the first three months. The Web’n’Walk service is now used by 6.5 million customers in six countries (D, UK, NL, A, CZ, PL). The first quarter alone saw 636,000 customers opting for a corresponding rate plan. This is an increase of 53 percent compared with the same quarter last year. The trend at T-Mobile USA is also positive, where non-voice revenue on a dollar basis increased year-on-year by 31 percent to USD 467 million. Rapid roll-out of the 3G network will create the potential for further growth.

Broadband/Fixed Network
The figures for the Broadband/Fixed Network segment are largely influenced by the first-time inclusion of OTE. Revenue increased by 3.6 percent to EUR 5.9 billion and adjusted EBITDA by 6.2 percent to EUR 2.0 billion. The volume of international business virtually doubled as a result of the consolidation of OTE. Revenue generated outside of Germany totaled EUR 1.1 billion, with adjusted EBITDA at EUR 0.4 billion in the first quarter of 2009. At March 31, Deutsche Telekom's international subsidiaries served around 3.2 million retail DSL customers, including 1.6 million at OTE's subsidiaries in Greece and Romania.

As expected, T-Home's revenue from business in Germany declined 5.7 percent to EUR 4.8 billion in the first quarter as a result of losses caused by regulatory factors. Thanks to systematic cost discipline, adjusted EBITDA decreased just 2.5 percent in the same period to EUR 1.6 billion. The figures include the new Deutsche Telekom Business Customers business unit with around 160,000 customers. The prior-year figures were adjusted for better comparability.

T-Home reported a DSL net add market share of around 53 percent; a record high since the complete packages have been introduced. 390,000 new retail broadband customers have been added, up 14.9 percent year-on-year, bringing the number of retail DSL customers to 11 million. The number of line losses in the German fixed network caused by competitive and regulatory factors totaled around 360,000 in the first three months of 2009. In addition, some 240,000 lines were lost as a result of the transfer of DSL resale customers to the all-IP platform.

Systems Solutions
T-Systems’ international revenue increased by 6.4 percent and continued the positive development of the prior quarters. This positive trend is partly attributable to contracts signed, for example with Shell and OMG, in 2008. In contrast, revenue in Germany declined 8.2 percent. This decrease in domestic revenue is largely due to the reduced volume of internal business with Deutsche Telekom, which was down 12.4 percent. This clearly demonstrates the contribution T-Systems makes to cutting the Group’s costs. Total revenue in the first quarter of 2009 amounted to EUR 2.1 billion, a year-on-year decrease of 4.3 percent. External revenues remained virtually stable at the prior-year level, despite the generally difficult market situation.

Adjusted for the one-time effect of the disposal of Media&Broadcast in the prior year, profit from operations (EBIT) more than doubled. Adjusted EBITDA totaled EUR 0.2 billion. This represents an increase of 3.4 percent on the previous year due to the successfully launched programs to cut costs and enhance efficiency, and more than offset the effects of the revenue decrease.

New orders in the first quarter of 2009 were down 14.7 percent year-on-year. This is mainly because last year's figures included the major deal with Shell. However, T-Systems won some important new orders in the first quarter of 2009, too, including large-scale contracts with Linde, Rewe, and the federal states of North Rhine-Westphalia and Baden-Württemberg.

The Deutsche Telekom Group at a glance*:
	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Net revenue - Domestic - International	15,902 6,943 8,959	14,978 7,254 7,724	924 (311) 1,235	6.2 (4.3) 16.0	61,666 28,885 32,781
Profit (loss) before taxes	(498)	1,621	(2,119)	n.a.	3,452
Adjusted profit (loss) before taxes	1,200	1,395	(195)	(14.0)	5,884
Net profit (loss)	(1,124)	924	(2,048)	n.a.	1,483
Adjusted net profit (loss)	655	750	(55)	(12.7)	3,426
EBITDA	4,942	4,955	(13)	(0.3)	18,015
Adjusted EBITDA	4,812	4,686	126	2.7	19,459
Net cash from operating activities	2,801	3,331	(530)	(15.9)	15,368
Free cash flow before dividend payments	251	1,629	(1,378)	(84.6)	7,033
Cash outflows for investments in property, plant and equipment, and intangible assets (excluding goodwill)	(2,611)	(1,792)	819	45.7	(8,707)
Net debt at balance sheet date	42,833	35,894	6,939	19.3	38,158
Number of employees at balance sheet date	260,798	237,757	23,041	9.7	227,747

The Mobile Communications at a glance*:
	Q1 2009 [a] millions of €	Q1 2008 [b] millions of €	Change millions of €	Change %	FY 2008 [b] millions of €
Total revenue - Europe - USA	9,206 5,077 4,137	8,445 4,992 3,461	761 85 676	9.0 1.7 19.5	35,586 20,663 14,957
Net revenue	9,027	8,292	735	8.9	34,920
Profit (loss) from operations [c]	(635)	1,260	(1,895)	n.a.	5,487
EBITDA	2,607	2,660	(53)	(2.0)	11,246
Adjusted EBITDA	2,613	2,663	(50)	(1.9)	11,400
Average number of employees	73,201	63,731	9,470	14.9	65,313

Comments on the table:
a Including first-time consolidation of OTE from the beginning of February 2009 in the Mobile Communications Europe operating segment.
b Including first-time consolidation of SunCom from February 22, 2008 in the Mobile Communications USA operating segment.
c Including an impairment loss of EUR 1.8 billion recognized on the goodwill of the cash generating unit T-Mobile UK in the first quarter of 2009.

Broadband/Fixed Network at a glance*:
	Q1 2009 [a] millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Total revenue - Domestic - International	5,882 4,836 1,063	5,677 5,126 564	205 (290) 499	3.6 (5.7) 88.5	22,501 20,226 2,329
Net revenue	5,235	5,032	203	4.0	19,779
Profit (loss) from operations	1,170	889	281	31.6	2,759
EBITDA	2,175	1,796	379	21.1	6,395
Adjusted EBITDA	2,010	1,892	118	6.2	7,385
Average number of employees	112,613	104,051	8,562	8.2	100,671

Comments on the table:
Since January 1, 2009, around 160,000 business customers of the Systems Solutions operating segment (until December 31, 2008, called the Business Customers operating segment) have been included in the Broadband/Fixed Network operating segment. Prior-year comparatives have been adjusted.

a Including first-time consolidation of OTE from February 1, 2009.

Systems Solutions at a glance*:
	Q1 2009 millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Total revenue - Domestic - International	2,106 1,472 634	2,200 1,604 596	(94) (132) 38	(4.3) (8.2) 6.4	9,343 6,634 2,709
- Computing & Desktop Services - Systems Integration - Telecommunications	900 400 806	898 423 879	2 (23) (73)	0.2 (5.4) (8.3)	3,877 1,741 3,725
Net revenue	1,496	1,504	(8)	(0.5)	6,368
New orders	2,010	2,357	(347)	(14.7)	10,235
Profit (loss) from operations	11	483	(472)	(97.7)	81
EBITDA	188	671	(483)	(72.0)	862
Adjusted EBITDA	211	204	7	3.4	826
Average number of employees	44,449	46,554	(2,105)	(4.5)	46,095

Comments on the table:
Since January 1, 2009, around 160,000 business customers of the Systems Solutions operating segment (until December 31, 2008, called the Business Customers operating segment) have been included in the Broadband/Fixed Network operating segment. Prior-year comparatives have been adjusted.

Headquarters & Shared Services at a glance*:
	Q1 2009 [a] millions of €	Q1 2008 millions of €	Change millions of €	Change %	FY 2008 millions of €
Total revenue	878	884	(6)	(0.7)	3,573
Net revenue	144	150	(6)	(4.0)	599
Profit (loss) from operations	(269)	(277)	8	2.9	(1,198)
EBITDA	14	(100)	114	n.a.	(367)
Adjusted EBITDA	20	(25)	45	n.a.	(31)
Average number of employees	19,062	23,737	(4,675)	(19.7)	22,808

Comments on the table:
a Including first-time consolidation of OTE from February 1, 2009.

*Deutsche Telekom defines EBITDA as profit/loss from operations before depreciation, amortization, and impairment losses. For a detailed explanation of non-GAAP performance measures, special factors affecting EBITDA, adjusted EBITDA, the adjusted EBITDA margin as well as special factors affecting profit or loss and the adjusted net profit, please refer to “Reconciliation to pro forma figures” that is posted on Deutsche Telekom's Investor Relations website at www.telekom.com.

Development of customer numbers in the first quarter of 2009
Broadband/Fixed Network
	Mar. 31, 2009 thousands	Mar. 31, 2008 thousands	Change thousands	Change %
Broadband
Lines (total) [a,b,c]	16,994	15,735	1,259	8.0
Of which: retail	14,160	11,920	2,240	18.8

Domestic [a,b]	13,509	12,958	551	4.3
Of which: retail [b]	10,984	9,558	1,426	14.9
International [a,c,d]	3,485	2,777	708	25.5

Fixed network
Lines (total) [a,b,c]	40,335	43,625	(3,290)	(7.5)
Domestic [a,b]	27,699	30,192	(2,493)	(8.3)
International [a,c,d]	12,636	13,433	(797)	(5.9)

Wholesale/resale
Resale/IP-BSA [c,d,e]	2,491	3,804	(1,313)	(34.5)
Of which: domestic	2,209	3,401	(1,192)	(35.0)
ULLs [c,d,f]	9,403	7,346	2,057	28.0
Of which: domestic	8,606	6,965	1,640	23.6
IP BSA SA lines [c,d,g]	343	11	332	n.a.
Of which: domestic	316	0	316	n.a.

Comments on the table:
a Lines in operation excluding internal use and public telecommunications, including wholesale services.
b As of January 1, 2009, around 160,000 business customers were transferred from the Systems Solutions operating segment in Germany to the Broadband/Fixed Network operating segment. The presentation of the number of lines has been adjusted to reflect the business model of the Broadband/Fixed Network operating segment. For the purposes of equal treatment, internal use by the Systems Solutions segment is no longer included in the presentation of the number of lines. Prior-year figures have been adjusted accordingly.
c Since February 1, 2009, the fixed-network business of OTE Greece and Romtelecom (Romania) has been included in the Broadband/Fixed-Network operating segment. Prior-year comparatives have been adjusted on a pro forma basis.
d International comprises Southern and Eastern Europe with T-Hrvatski Telekom, Slovak Telekom, and Magyar Telekom including the subsidiaries Makedonski Telekom AD and Crnogorski Telekom, as well as the fixed-network business of OTE Greece and Romtelecom that was consolidated as of February 1, 2009, for the first time.
e Definition of resale/bundled IP-BSA: Sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group including bundled IP Bitstream Access. In the case of IP-BSA,
Deutsche Telekom leases DSL lines to the competitor and transports the datastream carried over the lines via its concentrator network to the associated broadband point of presence where the datastream is handed over to the competitor.
f Unbundled local loop (ULL) lines in Germany and abroad: Wholesale service that can be leased by other telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.
g Definition of IP-BSA Stand Alone (IP-BSA SA): IP-BSA is a wholesale product not bundled with a Deutsche Telekom PSTN line. Allows competitors to offer an all-IP product range.

Mobile Communications
	Mar. 31, 2009 thousands	Mar. 31, 2008 thousands	Change thousands	Change %
Mobile customers [a] Total	148,443	138,986	9,457	6.8
in Europe	115,270	108,188	7,082	6.5
in the United States (T-Mobile USA)	33,173	30,798	2,375	7.7

T-Mobile Deutschland [b]	38,984	37,111	1,873	5.0
T-Mobile UK [c]	16,675	17,124	(449)	(2.6)
PTC (Poland)	13,287	12,986	301	2.3
T-Mobile Netherlands (NL) [d]	5,235	5,166	69	1.3
T-Mobile Austria (A)	3,418	3,287	131	4.0
T-Mobile Czech Republic (CZ)	5,411	5,273	138	2.6
T-Mobile Hungary (H)	5,347	4,928	419	8.5
T-Mobile Slovensko (Slovakia)	2,331	2,335	(4)	(0.2)
T-Mobile Hrvatska (Croatia)	2,781	2,453	328	13.4
COSMOTE	19,935	15,867	4,068	25.6
Other countries [e]	1,865	1,658	207	12.5

Comments on the table:
a One mobile communications card corresponds to one customer. The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown. Organic customer growth is reported for better comparability: COSMOTE customers were also included in the historic customer base.
b On the basis of different rulings on the expiry of prepaid credit and the limited validity of prepaid cards,
T-Mobile Deutschland changed its terms of contract and thus also its deactivation policy in the first quarter of 2007 in favor of its prepay customers. These customers can now use their prepaid credit longer than before. As a result of the change in the terms of contract, prepaid contracts no longer end automatically, but run for an unlimited duration and can be terminated by the customer at any time and by T-Mobile with one month's notice.
T-Mobile Deutschland reserves the right to make use of this right of termination and to deactivate cards in the systems.
c Including Virgin Mobile.
d The consolidation of Online (formerly Orange Nederland Breedband B.V.) in the second quarter of 2008 has no effect on the number of customers of the T-Mobile Netherlands group, as only mobile communications customers are shown.
e "Other" includes T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).

Net additions in the first quarter of 2009

Broadband/Fixed Network
	Q1 2009 thousands	Q1 2008 thousands	Change thousands	Change %
Broadband
Lines (total) [a,b,c]	338	639	(301)	(47.1)
Of which: retail	581	788	(207)	(26.3)

Domestic [a,b]	173	416	(243)	(58.4)
Of which: retail [b]	390	539	(149)	(27.6)
International [a,c,d]	166	223	(57)	(25.6)

Fixed network
Lines (total) [a,b,c]	(812)	(723)	(89)	(12.3)
Domestic [a,b]	(602)	(586)	(16)	(2.7)
International [a,c,d]	(210)	(138)	(72)	(52.2)

Wholesale/resale
Resale/IP-BSA [c,d,e]	(357)	(160)	(197)	n.a.
Of which: domestic	(328)	(123)	(205)	n.a.
ULLs [c,d,f]	440	609	(169)	(27.8)
Of which: domestic	335	590	(255)	(43.2)
IP BSA SA lines [c,d,g]	114	11	103	n.a.
Of which: domestic	111	0	111	n.a.

Comments on the table:
a Lines in operation excluding internal use and public telecommunications, including wholesale services.
b As of January 1, 2009, around 160,000 business customers were transferred from the Systems Solutions operating segment in Germany to the Broadband/Fixed Network operating segment. The presentation of the number of lines has been adjusted to reflect the business model of the Broadband/Fixed Network operating segment. For the purposes of equal treatment, internal use by the Systems Solutions segment is no longer included in the presentation of the number of lines. Prior-year figures have been adjusted accordingly.
c Since February 1, 2009, the fixed-network business of OTE Greece and Romtelecom (Romania) has been included in the Broadband/Fixed-Network operating segment. Prior-year comparatives have been adjusted on a pro forma basis.
d International comprises Southern and Eastern Europe with T-Hrvatski Telekom, Slovak Telekom, and Magyar Telekom including the subsidiaries Makedonski Telekom AD and Crnogorski Telekom, as well as the fixed-network business of OTE Greece and Romtelecom that was consolidated as of February 1, 2009, for the first time.
e Definition of resale/bundled IP-BSA: Sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group including bundled IP Bitstream Access. In the case of IP-BSA,
Deutsche Telekom leases DSL lines to the competitor and transports the datastream carried over the lines via its concentrator network to the associated broadband point of presence where the datastream is handed over to the competitor.
f Unbundled local loop (ULL) lines in Germany and abroad: Wholesale service that can be leased by other telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.
g Definition of IP-BSA Stand Alone (IP-BSA SA): IP-BSA is a wholesale product not bundled with a Deutsche Telekom PSTN line. Allows competitors to offer an all-IP product range.

Mobile Communications
	Q1 2009 thousands	Q1 2008 thousands	Change thousands	Change %
Mobile customers [a] Total	677	2,140	(1,463)	(68.4)
in Europe	263	1,160	(897)	(77.3)
in the United States (T-Mobile USA)	415	981	(566)	(57.7)

T-Mobile Deutschland [b]	(118)	1,159	(1,277)	n.a.
T-Mobile UK [c]	(111)	(187)	76	40.6
PTC (Poland)	14	(12)	26	n.a.
T-Mobile Netherlands (NL) [d]	(74)	36	(110)	n.a.
T-Mobile Austria (A)	16	14	2	14.3
T-Mobile Czech Republic (CZ)	(11)	2	(13)	n.a.
T-Mobile Hungary (H)	(14)	75	(89)	n.a.
T-Mobile Slovensko (Slovakia)	(16)	(32)	16	50.0
T-Mobile Hrvatska (Croatia)	91	68	23	33.8
COSMOTE	506	-	506	n.a.
Other countries [e]	(20)	37	(57)	n.a.

Comments on the table:
a One mobile communications card corresponds to one customer. The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown. Organic customer growth is reported for better comparability.
b On the basis of different rulings on the expiry of prepaid credit and the limited validity of prepaid cards,
T-Mobile Deutschland changed its terms of contract and thus also its deactivation policy in the first quarter of 2007 in favor of its prepay customers. These customers can now use their prepaid credit longer than before. As a result of the change in the terms of contract, prepaid contracts no longer end automatically, but run for an unlimited duration and can be terminated by the customer at any time and by T-Mobile with one month's notice.
T-Mobile Deutschland reserves the right to make use of this right of termination and to deactivate cards in the systems.
c Including Virgin Mobile.
d The consolidation of Online (formerly Orange Nederland Breedband B.V.) in the second quarter of 2008 has no effect on the number of customers of the T-Mobile Netherlands group, as only mobile communications customers are shown.
e "Other" includes T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).

This press release contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. They include, among others, statements as to market potential and financial guidance statements, as well as our dividend outlook. They are generally identified by the words “expect,” “anticipate,” “believe,” “intend,” “estimate,” “aim,” “goal,” “plan,” “will,” “seek,” “outlook” or similar expressions and include generally any information that relates to expectations or targets for revenue, adjusted EBITDA, earnings, operating profitability or other performance measures, as well as personnel related measures and reductions. Forward-looking statements are based on current plans, estimates, and projections. You should consider them with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” of the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Among the relevant factors are the progress of Deutsche Telekom’s workforce reduction initiative, restructuring of its German operations, and the impact of other significant strategic or business initiatives, including acquisitions, dispositions and business combinations, and cost-saving initiatives. In addition, regulatory rulings, stronger than expected competition, technological change, litigation, and supervisory developments, among other factors, may have a material adverse effect on costs and revenue development. Further, changes in general economic and business conditions, including the significant economic decline currently underway, in the markets in which we and our subsidiaries and associated companies operate and ongoing instability and volatility in worldwide financial markets; changes in exchange and interest rates, may also have an impact on our business development and availability of capital under favorable conditions. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom can offer no assurance that its expectations or targets will be achieved. Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise. Deutsche Telekom does not reconcile its adjusted EBITDA guidance to a GAAP measure because it would require unreasonable effort to do so. As a general matter, Deutsche Telekom does not predict the net effect of future special factors because of their uncertainty. Special factors and interest, taxes, depreciation, and amortization (including impairment losses) can be significant to Deutsche Telekom’s results.

In addition to figures prepared in accordance with IFRS, Deutsche Telekom presents non-GAAP financial performance measures, including, among others, EBITDA,EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBIT, adjusted net income, free cash flow, gross debt, and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to the chapter “Reconciliation of pro forma figures”, which is posted on Deutsche Telekom’s Investor Relations website at www.telekom.com.

Deutsche Telekom AG
Corporate Communications

Tel.: +49 (0) 228 181-49 49
E-mail: presse@telekom.de

Further information is available for journalists at www.telekom.com/media

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Member of the Management Board for Southern and Eastern Europe

Date: May 7, 2009